Exhibit 99.1

Almonty Industries Reports Fourth Quarter and Full Year 2025 Financial Results

First Ore Delivered to Sangdong Mine ROM Pad, Marking Transition to Active Mining Operations Ahead of Commercial Production

Tungsten Pricing Seeing Strong Growth, with TTM Average APT Price Increasing 534% Year-Over-Year to US$2,250 per MTU

Toronto — March 18, 2026 — Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM; TSX: AII; ASX: AII; Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced its financial results for the three and twelve months ended December 31, 2025.

Financial Summary:

Unless otherwise indicated, all figures are expressed in millions of Canadian dollars.

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Revenue	$8.7	$6.3	$32.5	$28.8
Income (Loss) from Mining Operations	$1.3	$(0.5)	$2.4	$2.0
General and Administrative Costs	$9.4	$1.8	$20.5	$6.2
Income (Loss) Before Other Expenses & Income Taxes	$(16.3)	$(3.4)	$(36.2)	$(13.3)
Non-Cash Gain (Loss) on Valuation of Embedded Derivative Liabilities, Due to Share Price Appreciation	$(87.3)	$(0.3)	$(97.4)	$(0.6)
Net Income (Loss) for the Period	$(102.3)	$(5.4)	$(161.9)	$(16.3)
Adj. EBITDA (non-IFRS) (1)	$(6.2)	$(2.0)	$(17.1)	$(3.1)

Key Fourth Quarter 2025 & Subsequent Operational Highlights

●	On March 17th, 2026, Almonty hosted a formal commissioning ceremony at its Sangdong Tungsten Mine in Gangwon Province, South Korea, marking the nearly three year completion of development and the transition of the project toward commercial operations. Sangdong is one of the largest and highest-grade tungsten deposits in the world and is expected to become a key source of secure supply for Western industrial and defense supply chains.

●	In December 2025, Almonty achieved a pivotal milestone with the delivery of the first truckload of ore to the Run-of-Mine (ROM) pad at the Sangdong Mine in South Korea, marking the transition from mine development to active mining operations and the final step before commencement of commercial production.

●	In December 2025, the Company closed a successful public offering of 20.7 million common shares for gross proceeds of US$129.4 million, bringing total cash and cash equivalents to $268.4 million at December 31, 2025.

●	Almonty completed the acquisition of the Gentung Tungsten Project in Beaverhead County, Montana, adding a near-term U.S. production asset to the Company’s portfolio.

●	Appointed Brigadier General (Retired) Steven L. Allen as Chief Operating Officer to optimize tungsten deliveries across Almonty’s operations and accelerate development of the Sangdong Molybdenum Project and Gentung Tungsten Project.

●	Subsequent to the quarter, Almonty appointed Guillaume Wiesenbach de Lamaziere, CFA as Chief Development Officer to spearhead corporate development strategy and execution.

Fourth Quarter and Full Year 2025 Financial Results Highlights

Revenue recorded in the fourth quarter of 2025 increased by 39% to $8.7 million, as compared to $6.3 million in the same year-ago quarter. For the full year ended December 31, 2025, revenue increased by 13% to $32.5 million, as compared to $28.8 million in the prior year. The increase was driven by a significant increase in the spot price of tungsten APT, with the trailing twelve-month average APT price increasing 534% to US$2,250 per MTU as of March 13, 2026.

General and administrative expenses in the fourth quarter of 2025 totaled $9.4 million, as compared to $1.8 million in the same year-ago quarter. For the full year ended December 31, 2025, general & administrative expenses totaled $20.5 million, as compared to $6.2 million in the prior year. The increase was primarily attributable to additional legal fees and costs incurred in connection with ongoing corporate and regulatory activities, including costs associated with the December 2025 public offering, the Company’s special meeting held on September 29, 2025 and the Company’s proposed U.S. domestication process.

Net loss in the fourth quarter of 2025 was $102.3 million, as compared to a loss of $5.4 million in the same year-ago quarter. For the full year ended December 31, 2025, net loss was $161.9 million, as compared to a loss of $16.3 million in the prior year. The change was primarily attributable to a non-cash loss of $87.3 million on the revaluation of embedded derivative liabilities associated with convertible debentures taken in the fourth quarter of 2025, which was driven by the significant appreciation in Almonty’s share price during the year from C$1.36 at December 31, 2024 to C$12.07 at December 31, 2025. This non-cash accounting charge does not impact the Company’s operating performance, cash flow, or liquidity position.

Adjusted EBITDA, a non-IFRS measure, was ($6.2) million in the fourth quarter of 2025, as compared to ($2.0) million in the same year-ago quarter. For the full year ended December 31, 2025, Adjusted EBITDA was ($17.1) million, as compared to ($3.1) million in the prior year.(1)

Cash as of December 31, 2025 totaled $268.4 million, as compared to $7.8 million as of December 31, 2024. The increase was primarily a result of the receipt of gross proceeds from two public offerings completed during 2025: the July 2025 Nasdaq IPO (US$90 million) and the December 2025 offering (US$129.4 million).

Note on Non-Cash Items

As Almonty has evolved from a junior mining company into a more established tungsten producer with listings across four international exchanges, including the Nasdaq listing in July 2025, its financial reporting has necessarily become more complex and reflects the standards expected of a larger and more broadly held public company. The non-cash fair value revaluation of derivative and warrant liabilities in particular are a function of that transition and of the Company’s changing capital structure during the year.

While these accounting impacts materially affected reported net income, they did not affect its cash position, liquidity, or the operational progress the Company made across the business.

Management Commentary

Lewis Black, Chairman, President & CEO, commented: “The fourth quarter marked a defining milestone for Almonty with the delivery of the first ore to the ROM pad at Sangdong, transitioning us from development into active mining operations at what we expect will become one of the Western world’s largest tungsten mines. Coupled with a transformative year of capital markets activity that has strengthened our balance sheet with over $268 million in cash, continued production from Panasqueira, and Sangdong advancing toward commissioning, the Company believes it is well positioned for its next phase of growth.

“Looking ahead, we are focused on completing commissioning at Sangdong and optimizing throughput to meet surging demand from Western governments and defense customers seeking secure, long-term tungsten supply. With APT prices reaching record levels above US$2,200 per MTU and the structural supply deficit expected to deepen, Almonty is poised to play a central role in reshaping allied tungsten trade flows for decades to come.”

Brian Fox, Chief Financial Officer, added: “Our fourth quarter results reflect the impact of significant non-cash accounting charges driven by the appreciation in our share price during 2025, which required revaluation of certain financial instruments under IFRS. Excluding these non-cash derivative revaluation charges, our operating results were consistent with expectations as the Panasqueira Mine continued to deliver steady revenue growth supported by the strengthening APT price environment. Additionally, $3.1 million of revenue was deferred to the first quarter of 2026 due to the timing of concentrate shipments, which we believe better reflects the underlying operating performance of the quarter. These types of adjustments have been and continue to be seen across a broad section of companies and sectors as growth and valuation typically increase with the transition from Junior to Mid Cap.”

About Almonty

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply a significant portion of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

(1) Use of Non-IFRS Financial Measures

This news release makes reference to the non-IFRS financial measure “Adjusted EBITDA”. Non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS financial measures by providing further understanding of Almonty’s results of operations from management’s perspective. Almonty’s definitions of non-IFRS measures, including the definition of the non-IFRS financial measure “Adjusted EBITDA” used in this news release, may not be the same as the definitions for such measures used by other companies in their reporting. Non-IFRS measures have limitations as analytical tools and should not be considered in isolation nor as a substitute for analysis of Almonty’s financial information reported under IFRS. Almonty uses non-IFRS financial measures, including “Adjusted EBITDA”, to provide investors with supplemental measures of its operating performance and to eliminate items that have less bearing on operating performance or operating conditions, and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. In this news release, Almonty uses the non-IFRS financial measure “Adjusted EBITDA”. Almonty’s management uses Adjusted EBITDA in order to evaluate its operating performance, by eliminating the impact of non-operational or non-cash items.

Almonty believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Almonty’s management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(in thousands of Canadian Dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net income (loss) for the period	(102,273)	(5,404)	(161,913)	(16,298)
Depreciation & amortization	251	270	1,043	1,120
Loss on valuation of embedded derivative liabilities	87,269	294	97,408	630
(Gain) loss on valuation of warrant liabilities	(44)	1,728	29,337	2,032
Foreign exchange (gain) loss	4,896	(220)	2,973	1,779
Taxes	273	(13)	470	372
Interest, net	644	969	2,494	4,566
Share-based compensation	2,734	335	11,085	2,734
Adjusted EBITDA (Non-IFRS)	(6,249)	(2,041)	(17,103)	(3,065)

The $126.7 million in non-cash revaluation charges comprises $97.4 million related to the fair value revaluation of embedded derivative liabilities and $29.3 million related to the fair value revaluation of warrant liabilities. These charges arise from the application of IFRS fair value accounting requirements to the Company’s outstanding convertible debt instruments and warrants, and reflect changes in the Company’s share price, volatility assumptions, and other market-based inputs during the period.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the successful commissioning of the Sangdong Mine processing plant, the expected timing and capacity of commercial production, the development of the Company’s tungsten and molybdenum projects, the Company’s proposed U.S. domestication process, and the expected impact of tungsten market trends and prices on the Company’s operations.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful completion of commissioning at the Sangdong Mine, the availability of funding for continued development, and the expected trajectory of tungsten prices.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.